                                                          EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Halliburton Company:

We consent to the incorporation by reference in Halliburton Company’s registration statement on Form S-8 of our report dated February 11, 2013, with respect to the consolidated balance sheets of Halliburton Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Halliburton Company.

/s/ KPMG LLP

KPMG LLP

Houston, Texas
May 17, 2013